Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
 AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2015

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2015

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of	As of
	June 30,	December 31,
	2015	2014
	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and short-term deposits	$142,503	$187,167
Trade accounts receivable	112,624	99,166
Other receivables	6,333	5,759
Inventories	91,855	87,873
Other current assets	18,796	14,119
Total current assets	372,111	394,084

LONG-TERM INVESTMENTS	12,437	11,896

PROPERTY AND EQUIPMENT, NET	415,092	419,111

INTANGIBLE ASSETS, NET	39,283	42,037

GOODWILL	7,000	7,000

OTHER ASSETS, NET	7,410	10,018

TOTAL ASSETS	$853,333	$884,146

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans and debentures	$40,558	$119,999
Trade accounts payable	106,677	98,632
Deferred revenue and short-term customers' advances	11,540	5,478
Employee related liabilities	54,928	59,597
Other current liabilities	17,787	16,619
Total current liabilities	231,490	300,325

LONG-TERM LOANS FROM BANKS	154,635	159,776

DEBENTURES	59,722	107,311

LONG-TERM CUSTOMERS' ADVANCES	6,178	6,272

EMPLOYEE RELATED LIABILITES	16,571	16,699

DEFERRED TAX LIABILITY	74,551	75,278

OTHER LONG-TERM LIABILITIES	9,897	22,924

Total liabilities	553,044	688,585

THE COMPANY'S SHAREHOLDERS' EQUITY	314,039	204,979
Non controlling interest	(13,750)	(9,418)
TOTAL EQUITY	300,289	195,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$853,333	$884,146

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and shares in thousands, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)		(unaudited)

REVENUES	$235,561	$234,072	$461,778	$366,725

COST OF REVENUES	183,101	227,347	376,326	355,750

GROSS PROFIT	52,460	6,725	85,452	10,975

OPERATING COSTS AND EXPENSES

Research and development	15,148	14,162	29,985	21,605
Marketing, general and administrative	15,806	16,527	31,967	27,343
Nishiwaki Fab restructuring costs and impairment	--	4,269	--	75,728
Merger costs	--	--	--	1,229

	30,954	34,958	61,952	125,905

OPERATING PROFIT (LOSS)	21,506	(28,233)	23,500	(114,930)

INTEREST EXPENSES, NET	(3,613)	(8,818)	(7,246)	(16,931)

OTHER FINANCING EXPENSE, NET	(7,271)	(12,276)	(91,867)	(32,393)

GAIN FROM ACQUISITION, NET	--	15,249	--	166,404

OTHER INCOME (EXPENSE), NET	(4)	64	(13)	203

PROFIT (LOSS) BEFORE INCOME TAX	10,618	(34,014)	(75,626)	2,353

INCOME TAX BENEFIT (EXPENSE)	(2,468)	11,566	8,426	14,020

PROFIT (LOSS)	8,150	(22,448)	(67,200)	16,373

Net income (loss) attributable to non controlling interest	(363)	6,702	1,923	6,702

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$7,787	$(15,746)	$(65,277)	$23,075

BASIC EARNING (LOSS) PER ORDINARY SHARE

Earnings (loss) per share	$0.10	$(0.31)	$(0.93)	$0.47

Weighted average number of ordinary
shares outstanding - in thousands	76,696	50,146	70,175	49,149

DILUTED EARNING PER ORDINARY SHARE

Earnings per share	$0.09			$0.39

Net profit used for diluted earnings per share	$7,787			$23,075

Weighted average number of ordinary shares
- in thousands, used for diluted earnings per share	87,558			59,815

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)		(unaudited)

Net profit (loss)	$8,150	$(22,448)	$(67,200)	$16,373

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustment	(2,273)	3,169	(4,338)	4,117

Change in employees plan assets and benefit obligations, net of taxes	(300)	(565)	(600)	(1,130)

Comprehensive income (loss)	5,577	(19,844)	(72,138)	19,360

Comprehensive loss attributable to non-controlling interest	992	6,702	4,332	6,702

Comprehensive income (loss) attributable to the Company	$6,569	$(13,142)	$(67,806)	$26,062

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary Shares issued	Ordinary Shares Amount	Additional paid-incapital	Capital notes	unearned compensation	Accumulated other comprehensive loss	Foreign currency translation adjustments	Accumulated deficit	Treasury stock	Comprehensive income (loss)	Non controlling interest	Total

BALANCE AS OF JANUARY 1, 2015	58,120	$235,117	$1,137,946	$60,704	$50,017	$(376)	$(25,350)	$(1,244,007)	$(9,072)		$(9,418)	$195,561

Changes during the period:

Conversion of debentures and exercise of warrants into share capital	17,364	65,744	106,612									172,356
Exercise of options	143	537	720									1,257
Capital notes converted into share capital	1,500	5,751	6,400	(12,151)								-
Employee stock-based compensation					3,253							3,253
Other comprehensive loss:
loss for the period								(65,277)		$(65,277)	(1,923)	(67,200)
Foreign currency translation adjustments							(1,929)			(1,929)	(2,409)	(4,338)
Change in employees plan assets and benefit obligations, net of taxes						(600)				(600)		(600)
Comprehensive loss										$(67,806)

BALANCE AS OF JUNE 30, 2015	77,127	$307,149	$1,251,678	$48,553	$53,270	$(976)	$(27,279)	$(1,309,284)	$(9,072)		$(13,750)	$300,289

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Six months ended
	June 30,
	2015	2014
	(unaudited)

CASH FLOWS - OPERATING ACTIVITIES

Net profit (loss)	(67,200)	16,373

Adjustments to reconcile net profit (loss) for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	85,311	99,474
Financing expense associated with debentures series F	77,279	10,121
Effect of fair value measurement on debt	11,356	6,740
Financing costs relating to Jazz notes exchange	--	9,817
Other expense (income), net	13	(203)
Gain from acquisition	--	(166,404)
Changes in assets and liabilities:
Trade accounts receivable	(15,585)	(25,406)
Other receivables and other current assets	(4,966)	56,731
Inventories	(4,455)	12,416
Trade accounts payable	(6,676)	14,258
Deferred revenue and customers' advances	5,968	(43)
Other current liabilities	23,270	16,156
Deferred tax liability, net	306	(16,031)
Other long-term liabilities	(13,410)	15,631
Net cash provided by operating activities excluding Nishiwaki
fab closure employee related retirement cost	91,211	49,630
Nishiwaki fab closure employee related retirement cost	(24,907)	--
Net cash provided by operating activities	66,304	49,630

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(66,572)	(25,937)
Acquisition of subsidiary consolidated for the first time (a)	--	57,582
Interest bearing deposits, including designated deposits	--	10,000
Net cash provided by (used in) investing activities	(66,572)	41,645

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity	5,654	11,451
Proceeds from long-term loans	--	85,884
Short-term loan repayment to Panasonic	--	(85,884)
Debt repayment	(48,683)	(25,431)
Net cash used in financing activities	(43,029)	(13,980)

Effect of foreign exchange rate change	(1,367)	2,054

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(44,664)	79,349
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	187,167	112,871

CASH AND CASH EQUIVALENTS - END OF PERIOD	142,503	$192,220

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Six months ended
	June 30,
	2015	2014
	(unaudited)

NON-CASH ACTIVITIES

Investments in property and equipment	17,350	$10,906
Equity increase associated with Jazz notes exchange	--	$9,609
Conversion of debentures to share capital	162,346	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	6,905	$16,413
Cash paid during the period for income taxes	1,167	$103

(a) ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME

Assets and liabilities of the subsidiary as of April 1, 2014:

Working capital (excluding cash and cash equivalents)		$32,406
Fixed assets		245,278
Intangible assets		24,520
Short-term loan		(85,249)
Long-term liabilities		(93,602)
		123,353
Less :
Share capital		14,531
Paid-in capital		166,404
		180,935

Cash received from the acquisition of a subsidiary consolidated for the first time		$57,582

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2015
(dollars in thousands, except per share data)

NOTE 1          -      GENERAL

Basis for Presentation

The condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, collectively referred to as the “Company”.

The interim consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements as of June 30, 2015 of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2014 and for the year then ended, including the notes thereto.

The Company’s consolidated financial statements include TPSCo’s balance sheet since March 31, 2014 and TPSCo’s results of operations from April 1, 2014. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2          -      RECENT DEVELOPMENTS

A.	Early Redemption of Notes

In January 2015, Jazz had fully redeemed the remaining outstanding principal amount of approximately $45,000 of its notes issued in 2010 (the “2010 Notes”), originally due June 30, 2015. As of June 30, 2015, no amount is outstanding under the 2010 Notes.

B.	Debentures Series F Accelerated Conversion

As of June 30, 2015, the aggregate outstanding principal amount of Debentures Series F is approximately $34,000, as compared with approximately $196,000 as of December 31, 2014. This reduction of approximately $162,000 in the debentures’ outstanding principal amount is attributed to an accelerated conversion of such debentures into ordinary shares that occurred during the six months ended June 30, 2015.

The $34,000 outstanding debentures are repayable in two equal installments in December 2015 and December 2016, unless converted earlier into ordinary shares at a fixed conversion ratio of approximately $10 par value of debentures into one ordinary share.

The determination of the fixed conversion ratio in September 2012 triggered the examination of whether a contingent beneficial conversion feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110,000 which was classified as an increase in shareholders’

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2015
(dollars in thousands, except per share data)

NOTE 2          -      RECENT DEVELOPMENTS (cont.)

B.	Debentures Series F Accelerated Conversion (cont.)

equity with a corresponding decrease by the same amount in the carrying values of Debentures Series F presented in long term liabilities.

Approximately $110,000 was recorded as accretion with amortization costs to be included in other financing expenses, net from 2012 to 2016 (term of said debentures) using the effective interest method, resulting in non-cash accretion and amortization costs included in other financing expenses, net expected to be recognized at increasing amounts over the term of the debentures. Any partial or full conversion of Debentures Series F into ordinary shares increases shareholders’ equity, reduces debt liabilities and accelerates the recognition of such financing expenses, thereby creating higher accretion and amortization costs included in other financing expenses in the period of conversion occurrence, which would be offset by lower financing expenses in the periods thereafter. Following conversions of approximately $162,000 of Series F Debentures into ordinary shares that occurred during the six months ended June 30, 2015, approximately $73,000 was recorded due to acceleration of accretion and amortization costs included in other financing expenses, net in the statements of operations.

C.	Jazz income tax

The statute of limitations with respect to Jazz’s 2010 tax year expired in March 2015. As a result, Jazz recorded a tax benefit in the amount of approximately $11,000 during the three months ended March 31, 2015.

D.	Property and Equipment

Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only those costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental, direct costs include costs associated with constructing, establishing and installing property and equipment, and costs directly related to pre-production test runs of property and equipment necessary for preparing such property and equipment  for their intended use. Maintenance and repairs are charged to expense as incurred. Property and equipment are presented net of investment grants received, and less accumulated depreciation and amortization.

In connection with periodic review of the reasonableness of the estimated remaining useful lives of property, plant and equipment of the Company’s foundry manufacturing facilities, it was determined that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the useful lives of facility systems and infrastructure should be extended to 25 years from 14 years. The Company extended the estimated useful life of these assets as a result of use of mature technologies, longer processes and products’ life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For the three months period ended June 30, 2015, the impact of these extended estimated useful lives was approximately $14,000 of reduced depreciation expenses which resulted in a net increase of approximately $6,800 of net profit. While the timing, extent and useful lives of current manufacturing assets are subject to ongoing analysis and modification, the Company believes the current estimates of useful lives are reasonable, sustainable and better reflect the future anticipated usage of these assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2015
(dollars in thousands, except per share data)

NOTE 3          -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS

Since the initial listing of the Company on NASDAQ in the United States, Tower has followed the accounting principles of US GAAP, both for internal as well as external purposes, and since 2007 its main reporting has been under US GAAP. Since the Company was an affiliate of Israel Corporation, Ltd., a public holding company traded on the TASE, which made its reports pursuant to International Financial Reporting Standards rules (“IFRS”), during the years before and including 2015, and in January 2015 became an affiliate of Kenon Holdings, Ltd., a public holding company traded on the NYSE and TASE, which reports pursuant to IFRS, the Company is providing on a voluntary basis a reconciliation from US GAAP to IFRS as detailed below (condensed balance sheet, statement of operations and additional information).  IFRS differs in certain significant aspects from US GAAP. The primary differences between US GAAP and IFRS related to the Company are accounting for goodwill, financial instruments, pension plans and termination benefits.

A.	Goodwill

Adjustment arising from Goodwill of a subsidiary acquired in 2008.

The purchase consideration was paid in stock of the Company. Under US GAAP, the consideration was measured according to the Company's share price on the transaction announcement date. Under IFRS the consideration was measured according to the Company's share price on the transaction announcement date. Under IFRS, the consideration was measured according to the Company's share price on the closing date. Accordingly, a lower purchase consideration was measured under IFRS than the purchase consideration measured under US GAAP. Consequently, no purchase price was allocated to Goodwill under IFRS.

B.	Financial instruments

Adjustments arising from allocation of proceeds from issuance of convertible debentures and warrants to liabilities and equity, and the subsequent measurement of such liabilities.

The adjustment stems primarily from a convertible debt security sold by the Company in 2010, with a conversion ratio that has been determined during the third quarter of 2013 based on the Company's share price at such time. Under ASC 815 and ASC 470-20, the related conversion feature was measured during the third quarter of 2013 based on its intrinsic value and recorded to equity, with a corresponding discount on the debt instrument. Under IAS 39, such conversion feature was bifurcated from its host contract on the date of issuance and measured as a liability at fair value on each cut-off date until the date of determination of the related conversion ratio, on which date such conversion feature was classified to equity.

C.	Pension plans

Adjustments arising from defined benefit pension arrangements.

Under ASC 715, prior years’ service cost, as well as actuarial gains and losses, are recorded in accumulated other comprehensive income, and amortized to the profit and loss statement over time. Under IAS 19, prior year service cost is recorded to the profit and lost statement in the period in which the underlying change was executed, while actuarial gains and losses, at the Company's election, are recorded directly to retained earnings with no impact on the profit and loss statement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2015
(dollars in thousands, except per share data)

NOTE 3          -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (cont.)

D.	Termination Benefits

Adjustment arising from benefits to be granted to certain Company officials upon termination.

Under IAS 19, such benefits are not reflected in the Company's financial statements until termination occurs. Under ASC 712, such benefits are recorded in earlier periods based on probability of occurrence.

E.	Balance sheet in accordance with IFRS

	As of June 30, 2015
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$372,111	$--	$372,111
Property and equipment, net	415,092	--	415,092
Long term assets	66,130	(7,718)	58,412
Total assets	$853,333	$(7,718)	$845,615
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$231,490	$2,836	$234,326
Long-term liabilities	321,554	2,889	324,443
Total liabilities	553,044	5,725	558,769
TOTAL EQUITY	300,289	(13,443)	286,846
Total liabilities and shareholders' equity	$853,333	$(7,718)	$845,615

F.	Profit and loss in accordance with IFRS

	Six months ended June 30, 2015
	US GAAP	Adjustments	IFRS
Profit (loss) before income tax and excluding other financing expense, net	$16,241	$(770)	$15,471
Other non cash financing expense, net	(91,867)	65,310	(26,557)
Profit (loss) before income tax benefit	(75,626)	64,540	(11,086)
Income tax benefit	8,426	--	8,426
Profit (loss) for the period	(67,200)	64,540	(2,660)
Net profit attributable to the non-controlling interest	1,923	--	1,923
Net profit (loss) attributable to the company	$(65,277)	$64,540	$(737)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2015
(dollars in thousands, except per share data)

NOTE 3          -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (cont.)

G.	Reconciliation of net loss from US GAAP to IFRS:

	Six months ended June 30,
	2015	2014	2013
Net profit (loss) in accordance with US GAAP	$(65,277)	$23,075	$(46,038)
Financial Instruments	65,310	(2,345)	(436)
Pension plans	(600)	(757)	--
Termination Benefits	(170)	(6)	--
Net profit (loss) in accordance with IFRS	$(737)	$19,967	$(46,474)

H.	Reconciliation of shareholders’ equity from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2015	2014
Shareholders’ equity in accordance with US GAAP	$300,289	$195,561
Financial Instruments	(7,820)	(54,656)
Termination Benefits	1,377	1,547
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$286,846	$135,452

I.	Reconciliation of goodwill from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2015	2014
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

J.	Reconciliation of other assets from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2015	2014
Other assets in accordance with US GAAP	$7,410	$10,018
Financial Instruments	(718)	(3,412)
Other assets in accordance with IFRS	$6,692	$6,606

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2015
(dollars in thousands, except per share data)

NOTE 3          -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (cont.)

K.	Reconciliation of short term bank debt and current maturities of loans and debentures from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2015	2014
Current maturities of loans and debentures in accordance with US GAAP	$40,558	$119,999
Financial Instruments	2,836	25,622
Current maturities of loans and debentures in accordance with IFRS	$43,394	$145,621

L.	Reconciliation of long term debentures from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2015	2014
Long term debentures in accordance with US GAAP	$59,722	$107,311
Financial Instruments	4,266	25,622
Long term debentures in accordance with IFRS	$63,988	$132,933

M.	Reconciliation of other long term liabilities from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2015	2014
Other long term liabilities in accordance with US GAAP	$9,897	$22,924
Termination Benefits	(1,377)	(1,547)
Other long-term liabilities in accordance with IFRS	$8,520	$21,377